BRF S.A.

PUBLIC COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), under CVM nº 358 terms, from January 03,  2002, announces to its shareholders and the market in general that the Company received a copy of correspondence to the Board of Directors, dated 02.24.2018 and sent by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and Petrobras Seguridade Social – Petros shareholders, of which, under the article 123, single paragraph, item “c” of Law nº 6.404/1976, requires from the Company’s Board of Directors a convocation of an Extraordinary General Meeting in order to deliberate the following: (i) dismissal of all members of the Company’s Board of Directors; (ii) Approval of a 10-member format to constitute the Board of Directors; (iii) Election of new members to occupy the positions of the Board of Directors; and (iv) Election of the Chairman and Vice-Chairman of the Board of Directors.

The Company will promptly inform its shareholders and the market regarding any new material information related to the current Material Fact.

Sao Paulo, February 25, 2018.

Lorival Nogueira Luz Jr.

Chief Financial and Investor Relations Officer